KBT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for Norcor Technologies Corporation.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 12,329,500 shares of common stock of Norcor Technologies Corporation of our Audit Report dated May 18, 2015 with respect to the financial statements of Norcor Technologies Corporation as of June 30, 2015 and for the period June 30, 2013, through June 30, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ K .Brice Toussaint

[Dallas Texas]

[July 20, 2015]